UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April,  2018

Commission File Number: 001-14406

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

Date: April 23, 2018	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to appointment of Mr. Mas’ud Khamid (Director of Consumer Services) as Director of PT Pertamina (Persero) effective as of April 20, 2018.

TEL. 90 /LP 000/COP-I5000000/2018

April 23, 2018

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re.:  Information about Appointment of Mr. Mas’ud Khamid as Director of PT Pertamina (Persero)

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No.31/POJK/04/2015 regarding material facts or information disclosure for public company, we hereby inform you that based on PT Pertamina (Persero)’s General Meeting of Shareholders dated April 20, 2018, Mr. Mas’ud Khamid,  Director of Consumer Service PT Telkom Indonesia (Persero) Tbk, has been appointed as Director of Retail Marketing PT Pertamina (Persero).

Sincerely yours,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relation

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).